November 21, 2024

VIA EDGAR TRANSMISSION

U.S. Securities and Exchange Commission

Division of Corporate Finance

100 F Street NE

Washington, D.C. 20549

RE:	Catheter Precision, Inc.
Form S-1 Registration Statement

To Whom It May Concern:

On behalf of Catheter Precision, Inc. (the "Company"), we respectfully submit this Registration Statement on Form S-1 registering the resale of up to 10,695,962 shares of Company common stock.

Please be advised that the Company anticipates making an oral request for acceleration of effectiveness of this registration statement pursuant to Rule 461 under the Securities Act of 1933 (the "Securities Act"). In that regard, this letter confirms that the Company is aware of its obligations under the Securities Act as they relate to the offering of shares described in this registration statement.

Please call me at (404) 873-8688 if you have any questions about this filing. We would very much appreciate the staff's assistance in declaring this registration statement effective as soon as possible.

Sincerely,

/s/ B. Joseph Alley, Jr.
B. Joseph Alley, Jr.

Copy to:	David A. Jenkins, Executive Chair/CEO of the Company Margrit Thomassen, Interim CFO of the Company